2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

February 13, 2012

Ms. Kathryn McHale

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	BFC Financial Corporation
Amendment	No 1. to Registration Statement on Form S-4
Filed	February 2, 2012
File No.	333-178703

Dear Ms. McHale:

This letter is in response to comments of the Staff regarding the above-referenced filing (the “Registration Statement”) contained in your letter to Alan B. Levan, dated February 10, 2012. Set forth below are our responses. Concurrently with our submission of this letter, we are filing Amendment No. 2 to the Registration Statement via the Commission’s EDGAR System.

Risk Factors

The Transaction between BB&T and BankAtlantic Bancorp…, page 41

1.	Please expand this risk factor to include the consequences to BankAtlantic if the transaction is blocked by investors. We note the recent quote by Mr. Levan in American Banker dated February 3, 2012 that BankAtlantic would likely be “out of business” within two years if the transaction is successfully blocked.

In accordance with the Staff’s comment, we have expanded this risk factor in Amendment No. 2 to the Registration Statement to discuss the potential consequences to BankAtlantic Bancorp, Inc. (“BankAtlantic Bancorp”) if its proposed transaction with BB&T Corporation (“BB&T”) is enjoined as a result of the pending litigation relating thereto or otherwise not consummated. We note that Mr. Levan’s statement referenced in the Staff’s comment related to BankAtlantic Bancorp, and not to BankAtlantic (the FDIC-insured institution). We also reference the following disclosure contained in BankAtlantic Bancorp’s Form 10-Q for the quarter ended September 30, 2011:

“At September 30, 2011, BankAtlantic Bancorp had approximately $333.3 million of junior subordinated debentures outstanding with maturities ranging from 2032 through 2037…In order to preserve liquidity in the current economic environment, the Parent Company elected in February 2009 to commence deferring interest payments on all of its outstanding junior subordinated debentures and to cease paying cash dividends on its common stock. .The deferral election began as of March 2009, and regularly scheduled quarterly interest payments aggregating $39.1 million that would otherwise have been paid during the 33 months ended September 30, 2011 were deferred. The Parent Company has the ability under the junior subordinated debentures to continue to defer interest payments for up to another 9 consecutive quarterly periods … During the deferral period, interest will continue to accrue on the junior subordinated debentures at the stated coupon rate, including on the deferred interest, and the Parent Company will continue to record the interest expense associated with the junior subordinated debentures… If the Parent Company continues to defer interest on its junior subordinated debentures through the year ended December 31, 2013, it will owe an aggregate of approximately $74.0 million of unpaid interest based on average interest rates as of September 30, 2011.”

Mr. Levan’s comment, taken in context and as it relates to BankAtlantic Bancorp, reflects the materiality of the obligation and the time frame for repayment. If the proposed transaction between BankAtlantic Bancorp and BB&T is blocked, BankAtlantic Bancorp would be required to explore other strategic alternatives, including other sale transactions or the issuance of equity and debt securities. There is no assurance that any of these alternatives will be available. The amount that would be payable during the first quarter of 2014 is significantly greater than BankAtlantic Bancorp’s current market capitalization. Accordingly, the amount of capital which would need to be raised would likely result in significant dilution to BankAtlantic Bancorp’s current shareholders, including BFC, to the extent such shareholders did not participate in any such offering. Failure to successfully consummate one of these alternatives prior to the time that payment is due would result in a default and adversely impact BankAtlantic Bancorp and its financial condition, results and ongoing operations. BankAtlantic Bancorp has stated that it believes that its proposed transaction with BB&T is in the best interest of BankAtlantic Bancorp, its shareholders and the holders of its trust preferred securities.

Amendment No. 1 to Registration Statement on Form S-4 filed on February 2, 2012

Unaudited Pro Forma Condensed Consolidated Financial Statements

Information Regarding the Proposed Sale of BankAtlantic, page 109

2.	Based on your presentation of the retained assets and the assets to be sold to BB&T on page 110, it appears that BB&T is acquiring net liabilities of approximately $301 million. In addition, you disclose that BB&T is paying a deposit premium of approximately $300 million as of September 30, 2011. Based on this, it appears that the consideration that will be transferred to BankAtlantic Bancorp will be approximately $601 million.

a.	Please revise your disclosure to clarify how the consideration will be transferred by BB&T. For example, if true, clarify that the retained assets represent the consideration transferred by BB&T and specifically clarify if BFC will receive any cash in the transaction.

The negative equity, or net liabilities, of approximately $301 million (based on September 30, 2011 financial information) to be acquired by BB&T approximates the expected deposit premium under the stock purchase agreement. There is no deposit premium being paid in addition to the assumption of the net liabilities as noted in the Staff’s comment. In accordance with the Staff’s comment, we have revised the last paragraph on page 109 of Amendment No. 2 to the Registration Statement to more clearly explain how the deposit premium and the amount of negative equity resulting from the distribution of the retained assets impacts the amount of the cash payment to or from BankAtlantic Bancorp. We have also included in such paragraph a statement that BFC will not receive any cash or other consideration in connection with the transaction.

b.	It appears that you are measuring the retained assets at book value. Please tell us why you measure them at book value as compared to fair value and provide us an accounting analysis that supports your policy. Also, provide us an estimate of the difference between the book value and fair value of the retained assets.

BB&T is not purchasing the retained assets in the transaction. Rather, BankAtlantic Bancorp will maintain control of the retained assets prior to and subsequent to the closing of the transaction. BankAtlantic will, prior to the closing of the transaction, form a wholly-owned subsidiary, Retained Assets, LLC, and transfer to Retained Assets, LLC certain assets and related liabilities as identified in the stock purchase agreement between BankAtlantic Bancorp and BB&T. Prior to the closing of the transaction, BankAtlantic will distribute the membership interest in Retained Assets, LLC to BankAtlantic Bancorp. Subsequent to the distribution of the membership interest in Retained Assets, LLC to BankAtlantic Bancorp, BB&T will acquire the stock of BankAtlantic upon closing of the transaction. In substance, BankAtlantic Bancorp’s investment in BankAtlantic will, subsequent to the membership interest distribution described above but prior to the closing of the transaction, become two assets – stock in BankAtlantic and the membership interest in Retained Assets, LLC. One of the assets, the BankAtlantic stock, will be acquired by BB&T upon closing of the transaction. The other asset, the membership interest in Retained Assets, LLC, will remain with BankAtlantic Bancorp.

BankAtlantic’s contribution of certain net assets to Retained Assets, LLC, as well as the distribution of the membership interest in Retained Assets, LLC to BankAtlantic Bancorp are nonrecurring transactions between entities under common control. Examples of transactions under common control are outlined in ASC 805-50-15-6 and include transactions in which: (i) an entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity; and (ii) a parent transfers the net assets of a wholly-owned subsidiary into the parent and liquidates the subsidiary. In connection with the transaction between BankAtlantic Bancorp and BB&T, BankAtlantic will transfer net assets to its wholly-owned subsidiary, Retained Assets, LLC (transaction under common control pursuant to clause (i) above). Further, prior to the closing of the transaction, BankAtlantic will distribute its membership interest in Retained Assets LLC to BankAtlantic Bancorp (transaction under common control pursuant to clause (ii) above).

The measurement for transfer of assets or exchange of shares between entities under common control is outlined in ASC 805-50-30-5 which states: “The entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.”

BankAtlantic Bancorp accounted for BankAtlantic’s distribution to BankAtlantic Bancorp of the membership interest in Retained Assets, LLC at BankAtlantic’s carrying amount of the net assets. BankAtlantic Bancorp controlled the distributed net assets before and after the distribution. The receipt of the net assets by BankAtlantic Bancorp through the membership interest in Retained Assets, LLC is a change in legal organization and not a change in the control of the net assets as (i) through its current 100% equity ownership interest in BankAtlantic, BankAtlantic Bancorp will have controlled the retained assets prior to BankAtlantic’s distribution of the membership interest in Retained Assets, LLC to BankAtlantic Bancorp and (ii) through its 100% equity ownership interest in Retained Assets, LLC following such distribution, BankAtlantic Bancorp will control the retained assets subsequent to the closing of the transaction.

As a consequence of the applicable accounting guidance, BankAtlantic Bancorp did not estimate the fair value of the retained assets.

3.	Please delete footnote (1) to the table of the retained assets and the assets to be sold to BB&T on page 110 or revise it to clarify why the BB&T negative equity represents the purchase premium of 10.32% on non-CD deposits.

In accordance with the Staff’s comment, this footnote has been deleted from the table included in Amendment No. 2 to the Registration Statement.

4.	Please revise the paragraph under the table in which you discuss the components of BankAtlantic to more clearly explain which components house the assets to be sold and how you present and describe these components in the pro forma financial statements and notes. For example, after the first sentence, explain that all the assets and liabilities of the Community Banking component (other than approximately $65 million of retained assets) and the Investments component will be sold and therefore these components are reclassified as discontinued operations but that only certain assets from the Commercial Lending, Tax Certificates and Capital Services components will be sold and therefore these components are still classified as continuing operations.

In accordance with the Staff’s comment, we have revised this paragraph in Amendment No. 2 to the Registration Statement in order to more clearly explain which of BankAtlantic’s components contain the assets to be transferred to BB&T in connection with the transaction and how these components are presented and described in the pro forma financial statements and notes.

Information Regarding the Unaudited Pro Forma Condensed Consolidated Financial Statements, page 111

5.	Please clarify that you have included pro forma condensed consolidated statements of operations for the years ended December 31, 2009 and 2008 only to show the effect of reclassifying the Community Banking and Investments components in discontinued operations and that the pro forma information for these periods do not eliminate the financial results related to the other assets included in the Commercial Lending, Tax Certificates and Capital Services components which will be sold to BB&T.

In accordance with the Staff’s comment, we have revised the first of the three paragraphs immediately preceding the pro forma financial statements in Amendment No. 2 to the Registration Statement to clarify that the pro forma condensed consolidated statements of operations for the years ended December 31, 2009 and 2008 reflect solely the reclassification of the Community Banking and Investments components in discontinued operations and do not reflect the elimination of the financial results related to the assets included in the Commercial Lending, Tax Certificates and Capital Services components which will be transferred to BB&T.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2011 and 2010 and the Year Ended December 31, 2010, page 118

6.	Please revise note 5 to clarify that the adjustment includes the elimination of the results of operations from the sale of certain earning assets to BB&T from BankAtlantic’s other components which are reported in continuing operations in connection with the transaction. Please make similar clarifications in notes 6 and 7.

In accordance with the Staff’s comment, we have revised the above-referenced notes 5, 6 and 7 to clarify that the adjustments described therein include the elimination of the results of operations from the sale of certain earning assets to BB&T from BankAtlantic’s other components which are reported in continuing operations.

Exhibit 8.1

7.	Please revise this exhibit to remove the qualification that the disclosure in the prospectus represents your opinion “insofar as it summarizes United States federal income tax law relating to the Merger.” Your opinion should reflect law applied to facts, not just a summary of the law.

The portion of Exhibit 5.1 which relates to counsel’s opinion regarding tax matters (Exhibit 8.1) has been revised in accordance with the Staff’s comment. A signed and dated version of counsel’s opinion, as so revised, has been re-filed with Amendment No. 2 to the Registration Statement.

We hereby acknowledge that, in the event we request acceleration of the effective date of the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address the comments raised by the Staff regarding the filing. If you have any questions or require any additional information, please feel free to contact me at (954) 940-4919. Thank you for your assistance.

Sincerely,

/s/ John K. Grelle
John K. Grelle
Executive Vice President and Chief Financial Officer